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PROSPECTUS SUPPLEMENT
(To Prospectus dated August 21, 2000)

June 28, 2001

Dear investor:

    Xcel Energy Chairman Jim Howard recently announced to shareholders that the company had adopted a new Stockholder Protection Rights Plan. Mr. Howard's letter and a Summary of the plan are printed below. The Summary, along with this notice, constitutes part of your prospectus for the Direct Purchase Plan. We urge you to read the Summary carefully and to retain it for future reference.

Mr. Howard wrote:

    I am pleased to announce that on June 5, 2001, we received approval from the Securities and Exchange Commission for a Stockholder Protection Rights Plan previously adopted by your Board of Directors.

    The adoption of a Stockholder Protection Rights Plan has become a common practice by major American companies. The Plan is designed to protect your investment in the event that the Company is confronted with an unsolicited attempt to acquire control of the Company on terms the Board of Directors believes to be unfair or inadequate. There are not attempts at this time. A Stockholder Protection Rights Plan enhances the Board's ability to insure that if an attempt is made, all shareholders will be treated equally and encourages potential acquirors to negotiate fairly with the Board.

    The Board adopted this Plan after long and careful study in the belief that this measure would best protect your interests.

    The adoption of this Plan does not weaken the financial strength of the Company, nor does it interfere with any business plans, which would be in the best interest of the Company and its shareholders. The Rights issued will not dilute the Company's stock, affect reported earnings per share, or change the way in which you can currently trade the Common Stock.

    Your Board of Directors believes this Stockholder Protection Rights Plan will enhance and protect your investment in the Company. Please review the enclosed Summary of Rights carefully. If you have any questions concerning the Plan, please let us know by writing or e-mailing our Shareholders Services Department at 414 Nicollet Mall, Minneapolis, MN 55401 or www.xcelenergy.com, attention Shareholders Services.

                      Very truly yours,

                      James J. Howard
                      Chairman

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SUMMARY OF XCEL ENERGY INC.
STOCKHOLDER RIGHTS PLAN

    The Board of Directors of Xcel Energy Inc., a Minnesota corporation (the "Company") has declared a dividend of one right (a "Right") for each outstanding share of common stock, par value $2.50 per share ("Common Stock"), of the Company held of record at the close of business on the tenth business day following the first public announcement by the Company of the granting of an order by the Securities and Exchange Commission authorizing the Company to issue the Rights (the "Record Time"). The Securities and Exchange Commission granted the requested order on June 5, 2001. Therefore, the Record Time for the dividend of the Rights will be June 28, 2001. Shares of Common Stock issued after the Record Time and prior to the Separation Time (as defined below) or issued at any time after the Record Time pursuant to any options and convertible securities outstanding at the Separation Time will also have Rights attached to them.

Trading and Distribution of the Rights

    The Rights will be issued under a Stockholder Protection Rights Agreement (the "Rights Agreement"), between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"). Each Right will entitle its registered holder to purchase from or exchange with the Company, after the Separation Time, one share of Common Stock, for a price of $95.00 (the "Exercise Price"), subject to adjustment. Until the Separation Time, the Rights will not trade separately, but instead will be represented by, and transferred with, the Common Stock certificates (or in the case of uncertificated Common Stock, by the registration of the associated share of Common Stock on the stock transfer books of the Company). Common Stock certificates issued after the Record Time but prior to the Separation Time will represent one Right for each share of Common Stock and will contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Common Stock certificates outstanding at the Record Time also will represent one Right for each share of Common Stock even though they do not have this legend. Uncertificated Common Stock issued after the Record Time but prior to the Separation Time which has been registered on the Company's stock transfer books will represent one Right for each share of Common Stock registered. Promptly following the Separation Time, separate certificates representing the Rights will be mailed to holders of record of Common Stock at the Separation Time.

    The Separation Time will be the close of business on the earlier to occur of (i) the tenth business day (or any later date the Board of Directors of the Company determines prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer which, if completed, would result in the person becoming an Acquiring Person (as defined below), and (ii) the first date or any later date as the Board of Directors of the Company may determine (the "Flip-in Date") of public announcement by the Company expressly stating that any person has become an Acquiring Person (the date of the public announcement being, the "Stock Acquisition Date"). Notwithstanding the preceding sentence, if the foregoing would result in the Separation Time being prior to the Record Time, the Separation Time will be the Record Time. If a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock, the offer shall be deemed never to have been made.

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Acquiring Persons

    An Acquiring Person is any person, or group of affiliated or associated persons, having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock. However, the following will not be deemed Acquiring Persons: (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company, (ii) any person who is the Beneficial Owner of 15% or more of the outstanding Common Stock as of the date of the Rights Agreement or who becomes the Beneficial Owner of 15% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until the time the person acquires additional Common Stock, other than through a dividend or stock split, (iii) any person who becomes the Beneficial Owner of 15% or more of the outstanding Common Stock without any plan or intent to seek or affect control of the Company if the person promptly divests sufficient securities so that the person no longer is the Beneficial Owner of 15% or more of the Common Stock or (iv) any person who Beneficially Owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares owned by the person and its affiliates and associates at the time of the grant and (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by affiliates and associates of the person after the time of the grant.

Excercisability and Expiration

    The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire (the "Expiration Time") on the earliest to occur of (i) the Exchange Time (as defined below), (ii) the close of business on the tenth anniversary of the Record Time, unless extended by action of the Board of Directors, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date.

Adjustments

    The Exercise Price and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

Flip-in and Flip-over

    If a Flip-in Date occurs prior to the Expiration Time, the Company will take any necessary action to ensure and provide, to the extent permitted by applicable law, that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate of an Acquiring Person, which Rights will become void) will constitute the right to purchase from the Company, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. For example, at an Exercise Price of $95 per Right, each Right not owned by an Acquiring Person (or by related parties) following a Flip-in Date would entitle its holder to purchase $190 worth of Common Stock for $95. Assuming that the Common Stock had a per share market value of $25 at the time, the holder of each valid Right would, therefore, be entitled to purchase 7.6 shares of Common Stock for $95.

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    Prior to the Expiration Time, if an Acquiring Person controls the Board of Directors of the Company and the Company then enters into, consummates or permits to occur a transaction or series of transactions in which, directly or indirectly, (i) the Company will consolidate or merge or participate in a binding share exchange with any other person and (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate of the Acquiring Person or (ii) the Company will sell or otherwise transfer (or one or more of its subsidiaries will sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other person (other than the Company or one or more of its wholly-owned subsidiaries) or to two or more persons which are affiliated or otherwise acting in concert, (a "Flip-over Transaction or Event"), the Company will take any necessary action to ensure, and will not enter into, consummate or permit to occur such Flip-over Transaction or Event until it has entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement.

Redemption

    The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then-outstanding Rights at a price of $0.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

Exchange Option

    In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then-outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights will become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

Amendments

    The terms of the Rights may be amended by the Board of Directors (i) prior to the Flip-in Date in any manner and (ii) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any

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provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

Other Provisions

    The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

    The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such transaction.

    As of June 5, 2001, there were approximately 344,040,478 shares of Common Stock outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

    Under presently existing federal income tax law, the issuance of the Rights is not taxable to the Company or to stockholders and will not change the way in which stockholders can presently trade the Common Stock. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

    A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Form 8-K. A copy of the Rights Agreement is available free of charge from either the Rights Agent or the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary description by reference.

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PROSPECTUS SUPPLEMENT (To Prospectus dated August 21, 2000)
SUMMARY OF XCEL ENERGY INC. STOCKHOLDER RIGHTS PLAN